
February 1, 2022

Craig S. Tyle
General Counsel
Franklin Holdings, LLC
One Franklin Parkway
San Mateo, CA 94403-1906

>**Re: Franklin Holdings Trust**
>**Amendment No. 3 to Draft Registration Statement on Form S-1**
>**Submitted January 14, 2022**
>**CIK No. 0001858258**

Dear Mr. Tyle:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note your response to our prior comment 1. Please revise to disclose, as you state in your response, that the Fund has no limit or policy specifying the maximum amount of pre-2012 gold the Fund can hold at any time. In addition, state, if true, that you are not able to determine with specificity the amount of pre-2012 gold that exists, and therefore do not know what portion of the LBMA market is comprised of London Good Delivery gold bullion bars produced after January 2012.

Franklin Responsibly Sourced Gold ETF, page 6

2.   Please revise this section to summarize the risks associated with the fact that your definition of "responsibly sourced gold" is reliant on standards that you did not set and that you do not control. Please also summarize here the responsible sourcing risk that you describe in the last risk factor on page 12 and include a cross-reference to that risk factor disclosure. In addition, please disclose here that the Gold Guidance on which your sourcing practices rely is described in greater detail beginning on page 18 of the prospectus.

Special Considerations Relating to Recycled Gold, page 20

3.   We note your response to our prior comment 3, including your disclosure that in the third quarter of 2021, global mine production was approximately 959.5 tonnes, 298 tonnes of which were recycled gold. It appears this disclosure relates to global production and is not specific to London Good Delivery gold bullion. Please tell us if you have any information relating to what portion of London Good Delivery gold bullion bars produced after January 2012 is comprised of recycled gold, and if you have such information please disclose it in your prospectus.

       You may contact David Irving at (202) 551-3321 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at (202) 551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Amy C. Fitzsimmons, Esq.